Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

MONRO, INC.

Under Section 805 of the New York Business Corporation Law

1. The current name of the Corporation is Monro, Inc. The Corporation was originally formed under the name of Midas Service Corporation, Inc.

2. The Certificate of Incorporation was filed with the Department of State on October 5, 1959.

3. The Certificate of Incorporation is hereby amended to effect the amendment specified below:

Sub-section (iii) of Section 4(d) of the Certificate of Incorporation is hereby amended to provide for a revised liquidation preference for shares of Class C Convertible Preferred Stock of the Corporation (“Class C Preferred Stock”), so that the first sentence of said sub-section (iii) shall provide in its entirety as follows:

“In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, each holder of the Class C Preferred Stock shall be entitled to receive an amount equal to the greater of (A) $1.50 per share of Class C Preferred Stock and (B) the amount such holder would have received had such Class C Preferred Stock been converted to Common Stock immediately prior to such liquidation, dissolution or winding up of the affairs of the Corporation, in each case, out of the assets of the Corporation available for distribution to its shareholders, after payment in full of the preferential amounts to be distributed to the holders of all classes of stock entitled thereto, and before any amount shall be paid out of such assets to the holders of the Common Stock.”

4. This Certificate of Amendment was authorized by the vote of the Board of Directors followed by approval by (a) a majority of the issued and outstanding shares of Common Stock of the Corporation (“Common Stock”) held by all holders of Common Stock, voting as a separate voting class, (b) a majority of the issued and outstanding shares of Common Stock held by holders of Common Stock who do not hold any Class C Preferred Stock, voting as a separate voting class, and (c) a majority of the issued and outstanding shares of Class C Preferred Stock, voting as a separate voting class.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer as of this 15th day of August, 2023.

MONRO, INC.

By:	/s/ Maureen E. Mulholland
Name: Maureen E. Mulholland
Title: Secretary

[Signature Page to Certificate of Amendment to Certificate of Incorporation]